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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule TO-I/A
(Rule 14d-100)

Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

United Online, Inc.
(Name of Subject Company (Issuer))

United Online, Inc. (Issuer)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

911268100
(CUSIP Number of Class of Securities)

Charles S. Hilliard
21301 Burbank Boulevard
Woodland Hills, California 91367
Telephone: (818) 287-3000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Brian J. McCarthy, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Ave, Suite 3400
Los Angeles, CA 90071
Telephone: (213) 687-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$150,000,000	$19,005.00

*
Calculated solely for purposes of determining the amount of the filing fee. Pursuant to rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming a maximum aggregate purchase price of $150,000,000.

**
Previously paid

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $19,005	Filing Party: United Online, Inc.
Form or Registration No.: Schedule TO	Date Filed: November 4, 2004
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO of United Online, Inc., a Delaware corporation ("United Online"), filed on November 4, 2004, relating to the offer to purchase for cash up to 16,666,666 shares or if the aggregate purchase price for such shares would exceed $150,000,000, to purchase that number of shares equal to $150,000,000 divided by the purchase price, rounded to the nearest whole share, of its common stock, par value $0.0001 per share, including the associated preferred stock purchase rights issued under the Rights Agreement, dated as of November 15, 2001, as amended, between United Online and U.S. Stock Transfer Corporation, as Rights Agent, at a price not more than $10.50 nor less than $9.00 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares. United Online's offer was made upon the terms and conditions set forth in the Offer to Purchase dated November 4, 2004, and the accompanying Letter of Transmittal, which, as amended and supplemented from time to time, together constitute the tender offer.

        This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed on November 4, 2004. The purpose of this Amendment No. 1 is to amend and supplement Item 4 of Schedule TO due to the consummation of the acquisition by United Online of Classmates Online, Inc. on November 17, 2004.

Item 4.    Terms of the Transaction

        Item 4(a) of the Schedule TO is hereby amended and supplemented by adding the following language:

        "On November 17, 2004, the Classmates acquisition was consummated. Therefore, the tender offer condition relating to the Classmates acquisition (see Section 7 of the Offer to Purchase) has been satisfied."

Item 12.    Exhibits

(a)(1)(A)	Offer to Purchase, dated November 4, 2004.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated November 4, 2004.*
(a)(1)(E)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated November 4, 2004.*
(a)(5)(A)	Summary Advertisement, dated November 4, 2004.*
(a)(5)(B)	Letter from Mark R. Goldston, Chairman, President, and Chief Executive Officer of United Online, to stockholders of United Online, Inc., dated November 4, 2004.*
(a)(5)(C)	Questions and Answers.*
(a)(5)(D)	Press release, dated November 4, 2004.*

*
Previously filed on Schedule TO.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UNITED ONLINE, INC.
	By:	/s/ CHARLES S. HILLIARD
		Name:	Charles S. Hilliard
		Title:	Executive Vice President, Finance and Chief Financial Officer
Dated: November 18, 2004

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  Item 4. Terms of the Transaction
  Item 12. Exhibits
SIGNATURE